08027073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47827

Mail Processing Section
FEB 28 2008
Washington, DC
106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, Suite 1200
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Vos (713) 227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050 (Address) Houston (City) Texas (State) 77002 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 28 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE L. SWANSON
Notary Public, State of Texas
Commission Expires 05-30-2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MV Securities Group, Inc.:

We have audited the accompanying statements of financial condition of MV Securities Group, Inc. (a Texas corporation) as of December 31, 2007 and 2006, and the related statements of earnings (loss), stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MV Securities Group, Inc. at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 25, 2008

MV SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 93,361	122,227
Receivable from clearing organization	66,984	35,217
Receivable from mutual funds	398,120	115,296
Prepaid expenses and other assets	14,190	14,154
	$ 572,655	286,894
Liabilities and Stockholders' Equity		
Accounts payable to affiliate	$ 22,000	39,000
Accounts payable - trade	10	9,500
State income tax payable	17,000	-
Total liabilities	39,010	48,500
Stockholders' equity:		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Class B - authorized 5,000 shares; issued and outstanding 714 shares	714	714
Additional paid-in capital	133,486	133,486
Retained earnings	394,445	99,194
Total stockholders' equity	533,645	238,394
	$ 572,655	286,894

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Earnings (Loss)

Years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$ 3,630,199	2,594,572
Interest	2,329	5,667
	3,632,528	2,600,239
Expenses:		
Clearing charges	440,653	453,266
Regulatory fees and assessments	21,836	19,240
Professional fees	32,582	25,860
Management fee expense	2,818,435	2,247,389
Other operating expenses	6,771	8,040
	3,320,277	2,753,795
Net earnings (loss) before income tax	312,251	(153,556)
State income tax expense	17,000	-
Net earnings (loss)	$ 295,251	(153,556)

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Stockholders' Equity

Years ended December 31, 2007 and 2006

	Common stock Class A	Common stock Class B	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2005	$ 5,000	714	133,486	252,750	391,950
Net earnings (loss)	-	-	-	(153,556)	(153,556)
Balance at December 31, 2006	5,000	714	133,486	99,194	238,394
Net earnings	-	-	-	295,251	295,251
Balance at December 31, 2007	$ 5,000	714	133,486	394,445	533,645

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net earnings (loss)	$ 295,251	(153,556)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in receivables	(314,591)	171,345
(Increase) decrease in prepaid expenses and other assets	(36)	561
Increase (decrease) in accounts payable and accrued expenses	(26,490)	7,490
Increase in income taxes payable	17,000	-
Total adjustments	(324,117)	179,396
Net cash provided from (used in) operating activities and net increase in cash	(28,866)	25,840
Cash at beginning of year	122,227	96,387
Cash at end of year	$ 93,361	122,227

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of MV Securities Group, Inc. is set forth below:

(a) MV Securities Group, Inc. (The Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(b) The Company operates in conjunction with The Monroe Vos Consulting Group, Inc., an affiliated entity under common control. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Company paid interest expense of $1,595 and $1,549 in 2007 and 2006, respectively. The Company paid no income taxes in 2007 or 2006.

(f) The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(g) The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

(h) The State of Texas franchise tax, through December 31, 2006, was the higher of a statutory tax rate of .25% of the Company's capital as of the end of its previous accounting period, or 4.5% of its taxable income for Texas franchise tax purposes for the previous period. The tax on the Company's earnings, in excess of the tax on capital, was accounted for as an expense during the period the earnings are recognized for financial statement purposes.

The State of Texas franchise tax for 2007 and thereafter, is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000 for 2007. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes.

(2) Receivable from Clearing Organization

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(3) Related Party Transactions

The Monroe Vos Consulting Group, Inc., an affiliated company under common control, provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. The fees for management services are the amount equal to the actual out-of-pocket costs for such services, plus a margin of 20%. The fees for overhead expenses consist of such expenses incurred by The Monroe Vos Consulting Group, Inc. as determined by the Board of Directors of The Monroe Vos Consulting Group, Inc., plus a margin of 20%.

(4) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007, the Company had net capital of $100,913 which exceeded its required net capital of $5,000 by $95,913. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $100,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1. There were no liabilities subordinated to the claims of general creditors during 2007 or 2006.

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:	
Total stockholders' equity	$ 533,645
Less nonallowable assets:	
Accounts receivable	418,542
Prepaid expenses	14,190
	432,732
Net capital	$ 100,913
Net capital requirement	$ 5,000
Net capital in excess of required amount	95,913
Net capital	$ 100,913
Aggregate indebtedness	$ 39,010
Ratio of aggregate indebtedness to net capital	.39 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2007.

Schedule II

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2007

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2007, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MV Securities Group, Inc.:

In planning and performing our audit of the financial statements of MV Securities Group, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose on expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifi-cations, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of MV Securities Group, Inc. for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 25, 2008

END